August 26, 2025

James Leddy
Chief Financial Officer
The Chefs    Warehouse, Inc.
100 East Ridge Road
Ridgefield, Connecticut 06877

       Re: The Chefs    Warehouse, Inc.
           Form 10-K for Fiscal Year Ended December 27, 2024
           File No. 001-35249
Dear James Leddy:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 27, 2024
Item 7. Management's Discussion and Analysis
Results of Operations
Fiscal Year Ended December 27, 2024 Compared to Fiscal Year Ended December 29, 2023
Net Sales, page 37

1. We note your disclosure quantifying percentage changes in metrics, such as "organic case count increased approximately 4.6% in our specialty category" and "specialty unique customers and placements increased 6.6% and 11.6%." Providing these percentages without the underlying metrics does not provide sufficient context as to the significance of these factors on changes in your results. Please revise to quantify, in absolute dollars, the impact of factors to which changes are attributed.
Gross Profit, page 38

2. You disclose "gross profit dollars increased primarily as a result of sales growth and price inflation." Please revise to quantify the impact of these factors to your cost of sales and gross profit. Further, please expand your disclosure to discuss the extent to which inflationary costs are passed on to your customers. Refer to Item 303 of
       Regulation S-K and Section III.B of Release No. 33-8350 for guidance. August 26, 2025
Page 2


Notes to Consolidated Financial Statements
Note 13 - Segment Information, page 71

3. Please tell us your consideration of providing a reconciliation of your measure of profit or loss to your consolidated income before income taxes. Refer to ASC 280-10-
       50-30(b).
4. Please tell us your consideration of disclosing revenue attributed to your country of domicile, the United States, separately from all other countries. Refer to ASC 280-10-
       50-41(a).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services